EXHIBIT 12.3

PSEG POWER LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Quarters Ended March 31,		For the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$300	$200	$781	$644	$521	$807	$393
Fixed Charges	58	57	221	213	210	126	248
Capitalized Interest	(28)	(21)	(97)	(63)	(12)	(2)	(7)
Preferred Stock Dividend Requirements	—	—	—	—	—	(12)	(25)

Earnings	$330	$236	$905	$794	$719	$919	$609

Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$57	$57	$219	$206	$210	$114	$223
Interest Factor in Rentals	1	—	2	7	—	—	—
Preferred Securities Dividends Requirements of Subsidiaries	—	—	—	—	—	12	25

Total Fixed Charges	$58	$57	$221	$213	$210	$126	$248

Ratio of Earnings to Fixed Charges	5.69	4.14	4.10	3.73	3.42	7.29	2.46

(A)

The term “earnings” shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)

Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.